FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of December 2009

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)
El Golf 150
Fourteenth Floor
Santiago, Chile
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑  Form 40-F ☐

Indicate   by  check  mark  if  the  registrant  is  submitting  the  Form  6-K  in  paper  as  permitted  by  Regulation  S-T  Rule
101(b)(1):  ☐

Indicate   by  check  mark  if  the  registrant  is  submitting  the  Form  6-K  in  paper  as  permitted  by  Regulation  S-T  Rule
101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

MATERIAL FACT
Celulosa Arauco y Constitución S.A.
Registered in the Securities Registry with No. 42

Santiago (Chile), December 3, 2009

Dear Mr. Superindendent of Securities and Insurance:

The undersigned, as Director of Legal Matters of the corporation named Celulosa Arauco y Constitución S.A. (the “Company” or “Arauco”), both domiciled in the Metropolitan Region, Avenida El Golf No. 150, 14th Floor, Commune of Las Condes, a company registered in the Securities Registry with the No. 42, Tax Identification Number: 93,458,000-1, and as duly empowered by the Board of Directors to provide this information, hereby communicates to you the following information regarding the Company and its business pursuant to Article 9 and the second paragraph of Article 10 of Law 18,045, and in the Regulation of General Application (Norma de Carácter General) No. 30, issued by such Superintendency:

On the date hereof, the Company entered into a raw pulp supply contract with CMPC Papeles S.A. in the amount of 40,000 ADT/year (amount subject to change in exceptional circumstances), at prices based on prevailing market conditions on the dates corresponding to each respective provision.

This information is provided as a material fact due to its character as an operation regulated by Article 44 of the Corporations Law (Ley de Sociedades Anónimas).

It is estimated that this transaction should have positive effects on the results of the Company, even though such effects are not quantifiable at this time.

Sincerely yours,

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.
Felipe Guzmán Rencoret
Director of Legal Matters

c.c.	-	Bolsa de Comercio de Santiago
La Bolsa Nº 64,
Santiago.

-	Bolsa Electrónica de Chile
Huérfanos 770, piso 14-
Santiago

-	Bolsa Electrónica de Chile
Huérfanos 770, piso 14-
Santiago

-	Bolsa de Valores de Valparaíso
Casilla 218-V-
Valparaíso

-	Representante de Tenedores de Bonos (Banco Santander),
Bandera 140, Santiago

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date:	December 15, 2009	By: /s/ Matías Domeyko Cassel
Name: Matías Domeyko Cassel
Title: Chief Executive Officer